Contact

www.linkedin.com/in/jakeguerra (LinkedIn)
www.EVSemiFleetCorp.com (Company)

Top Skills

Social Media
Account Management
Leadership

Languages

English

Jake Guerra

CEO- EV Semi-Fleet Corp. "Emerging All-Electric, Class-8, Trucking Company"
Oviedo

Summary

Mr. Guerra has a 15 year long history of creating wealth through developing successful start-up businesses in various industries. EV SEMI FLEET CORP. is his latest and greatest venture to date!
The purpose of fundraising is to secure a fleet of Tesla Semi-Trucks, obtain infrastructure needed to operate efficiently, and continue to grow the technology team at EV SEMI FLEET CORP.

Degree in Business Management with a focus in Entrepreneurship from Florida Atlantic University, Boca Raton, FL

Experience

EV SEMI FLEET CORP.

CEO
January 2020 - Present (2 years 5 months)
Orlando, Florida, United States

Prepared Nutrition

Operations Manager
March 2015 - December 2016 (1 year 10 months)

https://www.facebook.com/PreparedNutrition/

• Developed and brought the healthy food concept to new market
• Created distribution channels to best fit business model
• Developed marketing strategies to gain market share in a competitive market nationwide
• Led the development of www.PreparedNutrition.com
• Created sales strategies to bring in $400,000+ in revenue in the first 8 months
• Hired and trained Managers
• Trained our full-time Chef on our procedures on how to best utilize our resources
• Launched nationwide shipping to increase orders by ground shipping/ overnight regions

WIS International

Inventory Manager

October 2012 - September 2014 (2 years)

Orchestrated logistics for large inventories in the Central Florida region.

• Accountable for the office P&L, over $1M in Revenue, and reported monthly to the DM
• I have been fully responsible for a staff of 100 ($8-10 hourly) and 3 managers ($40,000 Salary) in a non-union environment.
• Responsible for hiring, training, scheduling, client satifaction, problem solving, and the P&L
• My largest management space was in upwards of 200,000 Square feet in large Walmart, Office Max Warehouse, Hobby Lobby, JCP and Publix inventories with over 100 employees on staff
• Schedule and uphold all logistics and planning for the fleet vans, equipment and staff
• Cultivate strong customer relationships and quickly resolved customer concerns
• Trained managers and supervisors to conduct and operate detailed inventories
• Completed Perpetual and Financial audits for large big box retail chains; Levi's, Aerospatiale, New York & Co., Victoria Secrets, Publix, Lowes, JCP, Hobby Lobby, Ross and many more
• Provided a high level of energetic and quality customer support to all clients
• Experienced with (RBF) Results Based Forecasting Software

GO GREEK

Store Manager

March 2010 - August 2011 (1 year 6 months)

Boca Raton, Florida

Opened the first Sorority store that supplied custom paraphernalia products to the Florida Atlantic University Greek Life market.

Invested, developed, owned and operated the first Sorority & Fraternity Store at FAU in Boca Raton, FL

• Attended trade shows to attain competitive pricing on wholesale items and to establish supply chains (The Spirit Show, Surf Expo, Franchise Show, Gift Show, IAAPA).

• Developed loyal customers through providing fast turnaround time on custom apparel and advanced orders
• Controlled the onsite embroidery manufacturing line of 10 needle embroidery machines
• Maintained personal relationships with vendors to better control the on-hand inventory
• *Sold to business partner after the business model was proven

Education

Florida Atlantic University - College of Business

Bachelors of Science in Business Management, Business Management · (2008 - 2012)

Florida Atlantic University

Bachelor of Business Administration (B.B.A.), Business Administration, Management and Operations · (2008 - 2012)